Bionomics  Limited

1 August 2003


03029220

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
AUG 11 2003
WASH. D.C.
181
SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
1 August 2003

BIONOMICS APPOINTS CHIEF FINANCIAL OFFICER

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today the appointment of Mr. Lee Craker as Chief Financial Officer.

Prior to joining Bionomics Mr. Craker was with Faulding Pharmaceuticals and Mayne Pharma for over 20 years in a variety of senior roles including Chief Financial Officer, Faulding USA Inc. and General Manager, Treasury and Corporate Development. Most recently Mr. Craker has been Vice President, Commercial Development Asia for Mayne Pharma.

"Mr Craker's appointment will complement our growing R&D capability by bringing additional financial and commercial skills to Bionomics. In particular his broad expertise in financial management, licensing and acquisitions, as well as compliance will bring critical strength and breadth to Bionomics' management team. Lee's long career in the Faulding's businesses covered many aspects including CFO of its NASDAQ listed US operations, group treasury and accounting and more recently in commercial roles managing the Asian pharmaceutical operations including its Foshan joint venture in China " said Dr Deborah Rathjen, Chief Executive Officer and Managing Director of Bionomics.

Mr Craker said "I am looking forward to working with Deborah and the Bionomics team and contributing to the progress of Bionomics as we advance our commercial objectives for the benefit of all shareholders. I see my role as important in providing the financial capability to support the achievement of Bionomics' corporate and R&D goals."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such

as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics' developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer and inflammatory diseases.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101


Bionomics
Limited

31 August 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	30 JUNE 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	0	80
1.2	Payments for (a) staff costs	(443)	(1,933)
	(b) advertising & marketing	(11)	(87)
	(c) research & development	(734)	(2,187)
	(d) leased assets	0	0
	(e) other working capital	(148)	(777)
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	71	366
1.5	Interest and other costs of finance paid	(148)	(303)
1.6	Income taxes paid	0	0
1.7	Other (provide details if material)	3	4
	R&D Start Grants (including B.I.F)	173	826
	Rent Received	37	165
	Export Market Development Grant	42	102
	Net operating cash flows	(1,158)	(3,744)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,158)**	**(3,744)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	0	0
	(b) equity investments		
	(c) intellectual property	0	0
	(d) physical non-current assets	(4)	(33)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of: (a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other (provide details if material)	0	0
	Net investing cash flows	(4)	(33)
1.14	**Total operating and investing cash flows**	(1,162)	(3,777)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	650	1,246
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	(22)	(22)
	Net financing cash flows	628	1,224
	Net increase (decrease) in cash held	(534)	(2,553)
1.21	Cash at beginning of quarter/year to date	6,605	8,624
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	6,071	6,071

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	100
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	163	364
4.2	Deposits at call	5,908	6,241
4.3	Bank overdraft	0	0
4.4	Other (provide details)	0	0
	Total: cash at end of quarter (item 1.22)	6,071	6,605

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2003
(Director)

+ See chapter 19 for defined terms.

Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.